March 5, 2002

Arthur Andersen LLP

711 Louisiana Street,

Suite 1300

Houston, Texas 77002

For the period from August 1, 2001 (the date of formation of the Partnership) to December 31, 2001, GEMSA Loan Services, L.P.'s (GEMSA) servicing of multi-family and commercial mortgage loans has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. In addition, GEMSA's Fidelity Bond policy provides coverage of up to $50,000,000 and GEMSA's Errors and Omissions policy provides coverage of up to $47,500,000 as of December 31, 2001.

Joseph Beggins

CEO